LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE
SENIOR COUNSEL
PHONE: (860) 580-2824 | EMAIL: NEIL.MCMURDIE@VOYA.COM

February 28, 2018

BY EDGARLINK

U.S. Securities and Exchange Commission
100 F Street, NE, Room 1580
Washington, DC 20549

Re: **Voya Insurance and Annuity Company**
Post-Effective Amendment No. 2 to the Registration Statement on Form S-3
Prospectus Title: Voya PotentialPLUS Variable Annuity
File No.: 333-196392

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company, as Registrant, and Directed Services, LLC, as Principal Underwriter, hereby request acceleration of the above-referenced Registration Statement to Wednesday, February 28, 2018, or as soon thereafter as is reasonably practical in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-2824.

Sincerely,

/s/J. Neil McMurdie
J. Neil McMurdie